

April 10, 2019

Robert W. Hau
Chief Financial Officer
Fiserv, Inc.
225 Fiserv Dr.
Brookfield, WI 53045

> **Re: Fiserv, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 21, 2019**
> **Form 8-K furnished February 7, 2019**
> **File No. 000-14948**

Dear Mr. Hau:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1. You state that processing and services revenue is primarily generated from account and transaction-based fees. We also note your statement in the fourth quarter 2018 earnings release transcripts that "increased adoption and growing transaction volumes remain important elements of driving high-quality revenue growth." Tell us whether the volume of transactions processed is used in managing your business, or tell us what other metrics management uses, and include a quantified discussion of such metrics for each period presented in future filings. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Form 8-K furnished February 7, 2019

Reconciliation of GAAP to Adjusted Net Income and Adjusted Earnings Per Share , page 8

2.   We note that your adjusted net income, adjusted operating income and related margins, and adjusted EPS measures include an adjustment for "amortization of acquisition-related intangibles." Please tell us how you determined that adjusting for amortization related only to acquisition-related intangibles, rather than all amortization expense, complies with Question 100.04 of the Non-GAAP C&DIs. Also, tell us why you believe this information is useful to investors.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services